Filed by Verizon Communications Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Vodafone Group Plc

Commission File No.: 333-191628

Date: January 8, 2014

Advertisement

This communication is deemed an advertisement for the purposes of the U.K. prospectus rules and is not a prospectus or a prospectus equivalent document. Any decision to subscribe for, purchase, otherwise acquire, sell or otherwise dispose of any Verizon Communications Inc. shares must be made only on the basis of the information contained in and incorporated by reference into the U.K. prospectus published by Verizon in connection with the proposed transaction with Vodafone Group Plc. Copies of the U.K. prospectus are available from Verizon’s registered offices and on Verizon’s website at www.verizon.com/investor/shareownersservices.

Excerpts from Citi Internet Media & Telecommunications Conference

January 7, 2014

Mike Rollins - Citi - Analyst

[E]asy thing to say it was a very busy year for you last year. And during the course of last year, you talked about the most important strategic priority for the Company was addressing the minority ownership of Verizon Wireless. You have made some real progress and about to work that through pending some approvals. Maybe you can give us a sense now looking into 2014 what your key priorities are and maybe predictions for the year?

Lowell McAdam - Verizon Communications Inc. - Chairman & CEO

[. . .]

[W]e talked about trying to get something done with Vodafone and we thought we could get it done and we, I think, crafted a real win-win for the Vodafone shareholders and the Verizon shareholders. Obviously, our number one priority this year is getting that done. We’ve already announced our shareholder meeting, which is later this month. Vodafone’s will follow. They have their court process that they have to go through to get their approval, but we still feel that first quarter for sure we should be through the process. So we’re excited about doing that.

[. . .]

Mike Rollins - Citi - Analyst

So one more on vision. So if you could design the Company from scratch, how would you want the mix of assets to look once you gain full ownership of Verizon Wireless and as you think about what that vision would be if you had that blank piece of paper, do you now have the financial flexibility to get closer to that vision?

Lowell McAdam - Verizon Communications Inc. - Chairman & CEO

Well, let me take those in reverse order. I think as Fran and I said when we did the Vodafone deal, we felt like we had the flexibility to do sort of tuck-in, that is sort of the generic term I guess for these small sorts of acquisitions. So two examples, we did upLynk and we did EdgeCast as part of our Verizon Digital Media service platform. That will allow us to accelerate video transport. We do a lot of Web support through EdgeCast. So those are the kinds of things that sort of round out the portfolio. And we think that we have got plenty of firepower to do those sorts of things. We don’t feel like we need to do big acquisitions.

So now why do I feel like we don’t need to do big acquisitions? If I — I love to come to this show because you get a chance to see sort of the five-year vision. And as you walk the floor, it’s all about mobile and it’s all about video. And as I’ve mentioned earlier, you wrap that with a lot of cloud service with some big data analytics and the security — security is probably the hottest thing we have going in our portfolio right now. So I really like those positions and I don’t feel like, other than those smaller acquisitions to keep those robust, I don’t feel like there are a lot of things I need to do.

[. . .]

Mike Rollins - Citi - Analyst

You’re approaching your shareholder vote for the Verizon Wireless transaction. How should your shareholders assess the success of this transaction if we’re one year from now or three years from now?

Lowell McAdam - Verizon Communications Inc. - Chairman & CEO

Yes, well, so far, I think the shareholders have been very positive about it. As we said when we announced, we’ll see 10% EPS accretion on day one and we are not forecasting out, but lots of folks like you are, that say that may be conservative and it will grow over time. So I think that our job is to make sure it grows over time. So our view is we’re not just about what the business we are about today.

So the success of this, in my view, is continue the financial performance that we’ve delivered, but also be able to deliver those incremental solutions that I talked about previously. Five years from now, if we’re just a wireless company that we are today then that hasn’t been as successful, even though financially it will be successful. What really makes this the home run is the ability to leverage every asset Verizon has and provide new services to the customer that they aren’t looking for today. To me, that is the home run.

[. . .]

Mike Rollins - Citi - Analyst

The second question, and we’ve gotten this question ourselves, so I’ll ask it back to you is if you think about the purchase price for Verizon Wireless, is there part of that which is an implicit premium to not be in Europe, to not have bought all of Vodafone as part of that process?

Lowell McAdam - Verizon Communications Inc. - Chairman & CEO

I don’t know. I mean you could do a spreadsheet analysis and come up with it every way you want to, and my view is when you can say I’m going to take $130 billion, I’m going to buy out 45% and I am going to be 10% EPS accretive on day one, I don’t think you paid a premium for not being in Europe.

And I get asked the question a lot and Vittorio and I talked a lot about merging the companies together and I think the good — Vittorio and I have a great relationship and we looked at core competencies of the organization and our ability to go in and operate with the same model that we have been successful with in the US and the highly regulated model that they have in the European environment, we didn’t think the core competencies matched up.

And I continue to talk regularly with Vittorio. I think he has got some great ideas on how to take some of the proceeds and strengthen his company and I certainly know that we are going to be strengthening our Company. So I think it is going to be a win-win for both of us.

Forward-Looking Statements

In this communication we have made forward-looking statements. These statements are based on our estimates and assumptions and are subject to risks and uncertainties. Forward-looking statements include the information concerning our possible or assumed future results of operations. Forward-looking statements also include those preceded or followed by the words “anticipates,” “believes,” “estimates,” “hopes” or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private

Securities Litigation Reform Act of 1995. The following important factors, along with those discussed in our filings with the Securities and Exchange Commission (the “SEC”), could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: the ability to realize the expected benefits of our proposed transaction with Vodafone in the timeframe expected or at all; the ability to complete the Vodafone transaction in the timeframe expected or at all and the costs that could be required to do so; failure to obtain applicable regulatory or shareholder approvals in connection with the Vodafone transaction in a timely manner or at all; failure to satisfy other closing conditions to the Vodafone transaction or events giving rise to termination of the transaction agreement; an adverse change in the ratings afforded our debt securities by nationally accredited ratings organizations or adverse conditions in the credit markets affecting the cost, including interest rates, and/or availability of further financing; significantly increased levels of indebtedness as a result of the Vodafone transaction; changes in tax laws or treaties, or in their interpretation; adverse conditions in the U.S. and international economies; material adverse changes in labor matters, including labor negotiations, and any resulting financial and/or operational impact; material changes in technology or technology substitution; disruption of our key suppliers’ provisioning of products or services; changes in the regulatory environment in which we operate, including any increase in restrictions on our ability to operate our networks; breaches of network or information technology security, natural disasters, terrorist attacks or acts of war or significant litigation and any resulting financial impact not covered by insurance; the effects of competition in the markets in which we operate; changes in accounting assumptions that regulatory agencies, including the SEC, may require or that result from changes in the accounting rules or their application, which could result in an impact on earnings; significant increases in benefit plan costs or lower investment returns on plan assets; and the inability to implement our business strategies.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or pursuant to an exemption from the registration requirements thereof.

Additional Information and Where to Find It

Verizon Communications Inc. has filed with the SEC a registration statement on Form S-4 containing a prospectus with respect to the Verizon securities to be offered in the proposed transaction with Vodafone (the “prospectus”). Verizon also filed with the SEC a proxy statement with respect to the special meeting of the Verizon shareholders to be held in connection with the proposed transaction (the “proxy statement”). The registration statement on Form S-4 was declared effective by the SEC on December 10, 2013. Verizon mailed the prospectus to certain Vodafone shareholders and the proxy statement to Verizon shareholders on or about December 11, 2013. VODAFONE SHAREHOLDERS ARE URGED TO READ CAREFULLY THE PROSPECTUS AND VERIZON SHAREHOLDERS ARE URGED TO READ CAREFULLY THE PROXY STATEMENT, EACH TOGETHER WITH OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders can obtain free copies of the prospectus, the proxy statement and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders can obtain free copies of the prospectus, the proxy statement and other documents filed with the SEC by Verizon by contacting Verizon’s Assistant Corporate Secretary, Verizon Communications Inc., 140 West Street, 29th Floor, New York, New York 10007. These materials are also available on Verizon’s website at www.verizon.com/investor.